Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Earnings:
Income (loss) before income taxes	$97	$23	$146	$79
Less: capitalized interest	(1)	(2)	(3)	(6)
Add:
Fixed charges	71	78	212	230
Amortization of capitalized interest	—	—	1	1

Adjusted earnings	$167	$99	$356	$304

Fixed charges:
Interest expense	$43	$48	$129	$142
Amortization of debt costs	2	2	6	6
Rent expense representative of interest	26	28	77	82

Total fixed charges	$71	$78	$212	$230

Ratio of earnings to fixed charges	2.36	1.28	1.68	1.33